Philips provides update on trading conditions and financial results development in meeting with analysts on Consumer Lifestyle sector

Thursday, December 04, 2008

•	Market conditions for Consumer Lifestyle and parts of Lighting further deteriorating

•	Continued pro-active measures to reduce costs and protect margins are expected to lead to additional charges of around EUR 110 million, bringing total restructuring charges for Q4 up to EUR 340 million

•	Following declines in external market valuations, non-cash write-downs on the value of remaining stakes in LG Display and NXP of approximately EUR 1.1 billion are expected in Q4

•	Doubling of EBITA per share remains the Company’s primary medium-term financial objective but is not expected under current circumstances to be met by 2010

Amsterdam, the Netherlands – At a meeting with investors and financial analysts today on Philips’ Consumer Lifestyle sector, Gerard Kleisterlee, CEO and President of Royal Philips Electronics (NYSE: PHG, AEX: PHI) will give an update on the latest company insights into how the worsening economic conditions are impacting Philips’ performance.

“Although we have been able to reshape the Philips portfolio into a stronger and more resilient set of globally leading businesses, the speed and ferocity by which the weakening economy is affecting demand in key markets is now also taking its toll on the financial performance of Philips,” Mr. Kleisterlee said. “The downturn we see now is without recent comparison and is developing much faster and deeper than expected. In response, we have to act swiftly and take further measures to minimize the effect on our profitability.”

The deterioration of trading conditions since the end of Q3 is particularly evident in increasingly lower demand in the consumer, construction and automotive markets, which are important to the Consumer Lifestyle and Lighting sectors. These developments, coupled with the continuing lack of overall visibility on the global economy, have prompted Philips to caution the market on expected group-level sales development. For the fourth quarter Philips now expects Healthcare to deliver revenues in a bandwidth between EUR 2,250 million and EUR 2,350 million, Consumer Lifestyle between EUR 2,800 million and EUR 3,000 million, and Lighting between EUR 1,825 million and EUR 1,925 million.

In order to protect margins and further reduce fixed costs, Philips has therefore decided to continue to accelerate business optimization programs across all three sectors, which are expected to lead to additional charges of about EUR 110 million, taking total charges in Q4 to an amount of up to EUR 340 million including the charges announced at the end of the third quarter of 2008.

The deteriorating economic situation has also impacted the market value of Philips’ remaining financial stakes. As a result, Philips today also announced that it expects to write down approximately EUR 1.1 billion on the value of its current financial holdings – mainly on LG Display and NXP.

While Philips remains committed to its primary Vision 2010 goal to double EBITA per share, and will continue to progress its plans in this respect, the continually deteriorating economic environment means that the Company no longer expects to be able to realize this goal in the year 2010. Philips will provide guidance on the realization of this objective when economic visibility improves.

“While we remain fully committed to our strategic course, the current deterioration in the external business environment means that we can no longer be convinced of the original timeframe we put on our medium-term financial targets,” said Mr. Kleisterlee. “I however firmly believe that our global leadership positions, coupled with our strong balance sheet and the additional pro-active actions that we have taken, will allow us to become stronger in the downturn and make the most of the economic upturn when it comes.”

The majority of today’s meeting with investors and financial analysts will be devoted to Consumer Lifestyle. Andrea Ragnetti, Chief Executive Officer of Philips Consumer Lifestyle, will elaborate on how the sector will be well positioned to come out ahead of the current phase of the economic cycle and what measures will be taken to safeguard profitability. In particular, Mr. Ragnetti and other executives will outline how Consumer Lifestyle allows Philips to leverage the strengths of the businesses from which it was created, to reduce overall operating costs and to accelerate meaningful innovation in key product categories including different, more promising market spaces.

Investors and analysts will also hear how Consumer Lifestyle plays an important role in helping Philips become a leading brand in Health & Well-being. In this respect, Mr. Ragnetti will discuss the sector’s relentless focus on profitability and the decisive action that has been taken in its Television business, while also focusing on growth opportunities, such as expanding further in Health & Wellness categories, and increasing focus on geographic growth areas such as emerging markets.

Presentations will begin at 10:15 AM (CET) and can also be followed via webcast. Please click here to listen to this webcast.

For further information, please contact:

Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.